United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Merck & Co., Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Merck & Co., Inc.

RE: The case to vote FOR Proposal 6 (“Shareholder Proposal to Revisit DEI Goals in Executive Pay Incentives”) on the 2025 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 6 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of this report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal 6, which it sponsors, on the 2025 proxy ballot of Merck & Co., Inc. (“Merck” or the “Company”). The Resolved clause for Proposal 6 states:

Shareholders request the Board of Directors’ Compensation and Management Development Committee (“C&MD Committee”) to revisit its incentive guidelines for executive pay, to identify and consider eliminating discriminatory DEI milestones from compensation inducements.

Introduction

Following the death of George Floyd and the race riots of 2020, many companies expanded and raised the profile of their diversity, equity, and inclusion (DEI) policies. The growth of these practices reached a peak in early 2023 and have since dipped.1 A growing number of corporations—including Meta, Amazon, Deere & Company, Boeing, Caterpillar, Ford, and PepsiCo—have rethought their DEI policies.2 In keeping with this trend, one of President Donald Trump’s first actions after taking office was to sign an executive order ending DEI programs across the federal government.3

Merck was one corporation that boosted its DEI programs after the Floyd incident.4 5

The Company has also set compensation targets for its executives in line with the DEI agenda. As the Proposal states:

Merck & Co., Inc. (“Merck” or “Company”) maintains an employee and executive annual cash incentives “scorecard,” in which 10 percent of its formula is dedicated to “sustainability” goals, which “reflects our focus on driving greater access to health to patients around the world and on the engagement and inclusion of our employees.”[6] These goals are grounded in DEI.

Merck offers to its employees “leadership development programs,” which “reinforces our commitment to [DEI], which remains a key differentiator and priority for us.”7 Its special women’s leadership program “advance[es] the ability to recognize and manage gender differences and subtle micro-inequities by leading through courageous action.” The Company’s Diverse Leader Program “use[s] a combination of experiential and

1 Taylor Telford. "Corporate Diversity Job Cuts," Washington Post, February 18, 2024, See https://www.washingtonpost.com/business/2024/02/20/corporate-diversity-job-cuts/.

2 Kate Gibson and Emmet Lyons, "Meta Ends DEI Programs, Joining McDonald’s and Walmart,” CBS News, January 16, 2025, See https://www.cbsnews.com/news/meta-dei-programs-mcdonalds-walmart-ford-diversity/

3 White House Communications, "Ending Illegal Discrimination and Restoring Merit-Based Opportunity," The White House, January 21, 2025, See https://www.whitehouse.gov/presidential-actions/2025/01/ending-illegal-discrimination-and-restoring-merit-based-opportunity/

4 “NLPC Calls Out Merck for Its Failed ‘Diversity and Equity’ Efforts,” National Legal and Policy Center, May 24, 2022. See https://nlpc.org/corporate-integrity-project/nlpc-calls-out-merck-for-its-failed-diversity-and-equity-efforts/

5 Amelia Lucas. “Merck CEO Kenneth Frazier: George Floyd ‘could be me’,” CNBC, June 1, 2020. See https://www.cnbc.com/2020/06/01/merck-ceo-george-floyd-could-be-me.html.

6 https://s21.q4cdn.com/488056881/files/doc_financials/2023/ar/2024-merck-proxy-statement.pdf.

7 Merck 2023/2024 Impact Report (Pages 45-61). https://www.merck.com/wp-content/uploads/sites/124/2024/08/Merck_ImpactReport_2023-2024.pdf.

formal learning focused on” components including “headwinds and challenges unique to diverse, underrepresented talent,” DEI, and “social identity mapping.” Other dedicated leadership development programs focus on black professionals and LGBTQ+ leaders, and the Diverse Leader Acceleration Program is designed to speed “the career growth and increase representation of African American/Black, Latino/Hispanic and Native American employees within our U.S. leadership ranks.”

As if that isn’t sufficient evidence, Merck’s emphasis upon – and extensive, detailed explanation of – its far-reaching DEI initiatives within its 2023/2024 Impact Report (from which much of the proposal excerpt above is drawn) should remove all doubt.8 The report’s “Employees” section extends at least 15 pages, with highlights of its DEI initiatives representing a significant subset of the section. Rather than lay out the additional evidence here, we strongly recommend shareholders review Pages 45-61 in the report footnoted below to see the extent to which the Company accentuates the importance of DEI in its operations and leadership. The point to be taken is that the degree of commitment to DEI by Merck denotes an obvious system and practice of calculation based on the metric, under which a segment of executive compensation incentives is determined.

In contrast to the aforementioned U.S.-based companies (and many others) that have signaled moves away from DEI – clearly understanding the current cultural and political environment – Merck has instead doubled down on the policies. The Company also maintains a “Diversity and inclusion” webpage in which it states, “We recognize the importance of embedding a culture of inclusion and belonging at every level of our company. An inclusive mindset is central to our business growth and enables us to ensure patients and customers experience ultimate health outcomes.”9 The page further claims that “inclusion is at the heart of everything we do,” and “diversity and inclusion is a business imperative.”

Also, Nicole Stovall, vice president for Global Diversity and Inclusion Center of Excellence has stated: “With inclusion as a foundation, we’re able to ignite the spark of creativity that leads to innovation and extraordinary outcomes.”

Noteworthy is the fact that there appear to be no special Merck webpages dedicated to concepts that would seem critical to the essence of its business, such as “scientific excellence” or “medical exceptionalism.” Instead, customers and investors are fed pablum messaging filled with falsehoods, as if bodily melanin and gender are more important to a successful pharmaceutical company than skill, intellect and work ethic.

Merck’s “Code of Conduct” document also includes a section on “diversity and inclusion.”10 As is often the case in many modern corporate environments, indoctrinated recent business school graduates appear to drive human resources decision-making by implementing

8 Merck 2023/2024 Impact Report (Pages 45-61). See https://www.merck.com/wp-content/uploads/sites/124/2024/08/Merck_ImpactReport_2023-2024.pdf.

9 “Diversity and inclusion,” Merck & Co., Inc., accessed May 5, 2025. See https://www.merck.com/company-overview/diversity-and-inclusion/.

10 “Code of Conduct,” Edition 5.3, Merck & Co., Inc. October 2024. See https://www.merck.com/docs/media/Merck_Code_of_Conduct_English_External.pdf.

policies under the assumption that new employees who join the company are already implicitly biased in one form or another. In virtue-signaling that the Company “strive[s] to cultivate a diverse and inclusive environment enriched with empathy, respect, and psychological safety,” it offers the following “manager tips” for “diversity and inclusion:”

• Engage in dialogue: Seek to understand and suspend the desire to debate.

• Check your mindset: What beliefs or unconscious bias might you hold as your truth?

• Educate yourself: Learn about the lived experiences and perspectives of others through books, articles, and other research.

• Demonstrate empathy: Suspend judgment and remain open and willing to include, listen to, respect, and understand the feelings and perspective of others.

Clearly Merck’s board leadership has no interest in even considering whether DEI should be eliminated from executive pay incentivization, even though such goals may conflict with shareholder interests, generate unwarranted regulatory or litigation risks, and embody discriminatory practices.

Recent trends away from DEI

Merck would be wise to reconsider its allegiance to DEI. Since the June 2023 U.S. Supreme Court ruling in Students for Fair Admissions v. Harvard College, the landscape of DEI programs has shifted dramatically.[11] Across higher education, hundreds of institutions have dismantled DEI offices and initiatives under increasing external and legal pressures. This ripple extends beyond academia, with growing scrutiny directed at corporate DEI efforts.[12]

Merely weeks after the decision, on July 13, 2023, the Attorneys General of thirteen states issued warnings to Fortune 100 companies, signaling that the Supreme Court’s ruling could impact DEI initiatives.13 These letters suggested that some DEI programs may conflict

11 Amy Howe, “Supreme Court Strikes Down Affirmative Action in College Admissions,” SCOTUSblog, June 29, 2023, See https://www.scotusblog.com/case-files/cases/students-for-fair-admissions-inc-v-president-fellows-of-harvard-college/.

12 Erin Gretzinger, Maggie Hicks, Christa Dutton, and Jasper Smith, “Tracking higher ed’s dismantling of DEI,” The Chronicle of Higher Education, March 21, 2025, See https://www.chronicle.com/article/tracking-higher-eds-dismantling-of-dei

13 Kansas Attorney General, “Kobach Leads AG Coalition urging Costco to cease its unlawful DEI practices,” Press Office of Kansas AG Kobach, January 27, 2025, See https://www.ag.ks.gov/Home/Components/News/News/146/1292 with the legal interpretation established under the SFFA decision. This development has led to increased scrutiny of racially discriminatory elements within such programs, leaving businesses grappling with uncertainty about their practices’ legality.

Prior guidance that supported certain race-based or diversity-focused employment programs is now being questioned. Companies operating under pre-SFFA legal advice must reevaluate their DEI policies to ensure compliance while considering whether these programs are effectively fostering inclusivity or unintentionally perpetuating bias.14

For example, in the year following George Floyd’s death, some statistics related to corporate hiring practices raised eyebrows about the methods employed under DEI initiatives. The S&P 100 added approximately 300,000 jobs, yet only 6% of these roles went to white applicants, even though white Americans constitute 76% of the U.S. population.15 16 17 These figures stand as prima facie evidence of potential racial discrimination, triggering legal risks for companies whose practices may run afoul of federal equity requirements.

According to legal experts, DEI programs perceived to make employment or contracting decisions based on race are increasingly vulnerable to legal challenges under Title VII of the Civil Rights Act of 1964.18 Corporate compliance lawyers have also issued stern warnings about the heightened risks associated with race- or gender-specific hiring quotas or incentives, especially when such measures appear tied to executive bonuses.

As the Proposal explains:

Corporations’ compliance lawyers now advise clients that “DEI initiatives and programs that are not open to all applicants or those that apply an explicit race- or gender-based focus will likely face continued and heightened scrutiny.” Also: “We also expect to see ongoing scrutiny of perceived hiring quotas and set-asides, particularly those that may appear to be incentivized by bonuses for management or company leadership.”19

14 Lara A. Flath, David E. Schwartz, Amy Van Gelder, "Corporate DEI Policies Face Scrutiny Following SCOTUS Affirmative Action Decision,” September 2023, See https://www.skadden.com/insights/publications/2023/09/quarterly-insights/corporate-dei-polices-face-scrutiny

15 Bloomberg Analysts, "Black Lives Matter and Corporate Diversity Trends,” Bloomberg, 2023, See https://www.bloomberg.com/graphics/2023-black-lives-matter-equal-opportunity-corporate-diversity/.

16 Luke Rosiak, “Bloomberg Flubs Data For Bombshell Report That Only 6% of New Corporate Hires Are White,” The Daily Wire, September 30, 2023, See https://www.dailywire.com/news/bloomberg-flubs-data-for-bombshell-report-that-only-6-of-new-corporate-hires-are-white.

17 Rebecca Rosenberg, "Starbucks Manager Shannon Phillips Wins $25 Million Lawsuit After Arguing She Was Fired for Being White," Fox Business, June 14, 2023, See https://www.foxbusiness.com/features/starbucks-manager-shannon-phillips-wins-25-million-lawsuit-fired-white-donte-robinson-rashon-nelson

18 Luke Rosiak, “Bloomberg Flubs Data For Bombshell Report That Only 6% of New Corporate Hires Are White,” The Daily Wire, September 30, 2023, See https://www.dailywire.com/news/bloomberg-flubs-data-for-bombshell-report-that-only-6-of-new-corporate-hires-are-white

19 https://www.skadden.com/insights/publications/2023/12/2024-insights/esg/the-supreme-courts-affirmative-action-opinion

Further, “companies, and their management teams and boards, should be prepared for increased employment-related litigation including litigation that seeks to hold executive officers and directors personally liable for purported breaches of their fiduciary duties in connection with the corporation’s DEI policies.”20

Also:

These discriminatory programs leave Merck ripe for regulatory, reputational and litigation risk. FTI Consulting advises there is a “heightened focus” on “litigation risk,” which “has transitioned from being merely an operational concern to becoming a strategic priority for the highest levels of corporate governance.”21

Merck claims it’s already doing what the Proposal requests; SEC disagrees

In its opposition to Proposal 6 in the proxy statement, Merck claims the steps requested by NLPC are unnecessary, in part because:

…because the C&MD Committee already conducts the review sought by the proposal and the details of the processes and procedures involved in such review are fully described in the Company’s proxy statement for its annual meeting of shareholders each year…

The C&MD Committee annually reviews the metrics and goals used in the Company Scorecard, as well as the relative weighting of the performance metrics and what metrics to include (or exclude).

Merck made a similar argument to the Division of Corporation Finance at the Securities and Exchange Commission, in an effort to persuade the agency to agree that the Company should be allowed to exclude NLPC’s proposal from this year’s proxy statement, because it had already “substantially implemented” the Proposal.22 The SEC was unconvinced, however, stating, “We are unable to concur in your view that the Company may exclude the Proposal under Rule 14a-8(i)(10). In our view, the Company has not substantially implemented the Proposal.”

Contrary to the Company’s claims, the overwhelming evidence shows the C&MD Committee almost certainly has refused to consider eliminating DEI, as the Proposal requested.

20 https://corpgov.law.harvard.edu/2024/02/14/how-boards-should-be-thinking-about-the-supreme-courts-sffa-affirmative-action-decision/

21 https://www.fticonsulting.com/insights/articles/de-risking-litigation-exposure-conflict-management-integral-business-administration

22 See https://www.sec.gov/files/corpfin/no-action/14a-8/nlpcmerck4425-14a8.pdf.

Conclusion

Merck’s DEI practices reflect a critical juncture within corporate governance. Shareholders seek accountability and transparency while pushing the company to align policies with legal and fiduciary standards. Maintaining DEI milestones within executive compensation plans risks exacerbating legal, financial, and reputational vulnerabilities in an environment increasingly resistant to identity-driven policies.

NLPC therefore urges our fellow shareholders to vote FOR Proposal 6 on Merck’s 2025 Proxy voting card.

Photo credits:

Page 2: Merck CEO Robert Davis, YouTube screen grab

Page 4: Supreme Court building, VoxLive/Creative Commons

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For questions regarding Merck & Co., Inc. – Proposal 6 – the “Shareholder Proposal to Revisit DEI Goals in Executive Pay Incentives,” submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.